SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 17)*

CECO Environmental Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

125141101

(CUSIP Number)

Jason DeZwirek

2300 Yonge Street, Suite 1710

Toronto, Ontario, Canada M4P 1E4

(416) 593-6543

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The Remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125141 10-1	Schedule 13D	2 of 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jason DeZwirek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Canadian citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,361,770
	8	SHARED VOTING POWER 2,859,906(1)
	9	SOLE DISPOSITIVE POWER 1,361,770
	10	SHARED DISPOSITIVE POWER 2,859,906(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,221,676(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.36%(3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes the 250,000 shares of CECO Common Stock (as defined below) underlying the warrants held by Icarus Investment Corp. (“Icarus”).
(2)	Based on 33,908,572 shares of CECO Common Stock outstanding on September 9, 2015, including the issuance of approximately 7,602,328 shares pursuant to the Mergers (as defined below).

CUSIP No. 125141 10-1	Schedule 13D	3 of 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Icarus Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Ontario
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,859,906(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,859,906(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,859,906(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.37%(2)
14	TYPE OF REPORTING PERSON CO

(1)	Includes the 250,000 shares of CECO Common Stock underlying the warrants held by Icarus.
(2)	Based on 33,908,572 shares of CECO Common Stock outstanding on September 9, 2015, including the issuance of approximately 7,602,328 shares pursuant to the Mergers.

Schedule 13D	4 of 6

This Amendment No. 17 to Schedule 13D is being filed by Jason DeZwirek and Icarus Investment Corp. (each, a “Reporting Person”) to amend and supplement the Schedule 13D originally filed by them, as amended from time to time (the “Statement”), with respect to the shares of common stock, par value $0.01 of CECO Environmental Corp. (“CECO Common Stock”), a Delaware corporation (the “Company”). Unless otherwise indicated, capitalized terms used herein shall have the meanings set forth in the Statement.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

On September 3, 2015, the Company completed its acquisition of PMFG, Inc., a Delaware corporation (“PMFG”). Pursuant to an Agreement and Plan of Merger, dated as of May 3, 2015 (the “Merger Agreement”), among the Company, Top Gear Acquisition Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“Merger Sub I”), Top Gear Acquisition II LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Company (“Merger Sub II”) and PMFG, Merger Sub I merged with and into PMFG (the “First Merger”), with PMFG as the surviving corporation, and subsequently, also on September 3, 2015, the surviving corporation of the First Merger merged with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II surviving as a wholly owned subsidiary of the Company under the name “PMFG Acquisition LLC.” At the effective time of the First Merger, shares of PMFG common stock converted into the right to receive 0.6456 shares of CECO Common Stock, for a total of approximately 7,602,328 shares of CECO Common Stock in stock consideration. Due to the issuance of the additional shares of CECO Common Stock, the Reporting Persons’ percentage ownership decreased to the percentages described below.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows: A. Jason DeZwirek

(a) Jason DeZwirek is deemed to beneficially own the 2,859,906 shares of CECO Common Stock beneficially owned by Icarus (the “Icarus Subject Shares”) and the 1,369,146 shares of CECO Common Stock that he beneficially owns directly (the “JD Subject Shares”). As a result of the consummation of the transactions contemplated by the Merger Agreement, namely the issuance of additional shares of CECO Common Stock to former PMFG shareholders, Jason DeZwirek beneficially owns 12.36% of the outstanding shares of CECO Common Stock.

(b) Jason DeZwirek has sole voting and sole dispositive power with respect to the JD Subject Shares. As an officer and a shareholder of Icarus, Mr. Jason DeZwirek is deemed to control Icarus. Jason DeZwirek has sole voting power and sole dispositive power with respect to the Icarus Subject Shares (including 250,000 shares of CECO Common Stock underlying warrants held by Icarus).

(c) Jason DeZwirek has not engaged in any transactions in CECO Common Stock in the last 60 days, except as follows: on September 4, 2015 Jason DeZwirek (and each other member of the Board of Directors of the Company) was awarded restricted stock units representing the right to receive 7,376 shares of CECO Common Stock, subject to certain vesting conditions. The award of restricted stock units had no purchase price and was designed generally to retain each recipient as a member of the Board of Directors. The award of restricted stock units was authorized by the Board of Directors and the Compensation Committee of the Board of Directors of the Company.

(d) Jason DeZwirek is the only person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the JD Subject Shares and the Icarus Subject Shares.

(e) Not applicable.

B. Icarus

(a) Icarus is deemed to beneficially own the Icarus Subject Shares, which as a result of the consummation of the transactions contemplated by the Merger Agreement, namely the issuance of additional shares of CECO Common Stock to former PMFG shareholders, in the aggregate represents 8.37% of the outstanding shares of CECO Common Stock.

Schedule 13D	5 of 6

(b) Jason DeZwirek has sole voting power and sole dispositive power with respect to the 2,859,906 shares of CECO Common Stock owned by Icarus (including 250,000 shares of CECO Common Stock underlying warrants held by Icarus).

(c) Icarus has not engaged in any transactions in common stock of the Company in the last 60 days, except as follows: on August 10, 2015, Icarus made open market purchases of 35,170 shares of CECO Common Stock at a weighted average price of $8.95 per share.

(d) Jason DeZwirek is the only person who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Icarus Subject Shares.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement (incorporated by reference to exhibit 99.2 to the Schedule 13D Amendment filed by the Reporting Persons on May 4, 2015).

Schedule 13D	6 of 6

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2015

/s/Jason DeZwirek
Jason DeZwirek

ICARUS INVESTMENT CORP.

By:	/s/Jason DeZwirek
Jason DeZwirek